PINGTAN MARINE ENTERPRISE LTD.

18/F, Zhongshan Building A

No. 154 Hudong Road

Fuzhou, PRC 350001

June 19, 2013

VIA EDGAR AND FACSIMILE

Ms. Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pingtan Marine Enterprise Ltd.

File No. 333-188007

Registration Statement on Form S-3

Dear Ms. Long:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Pingtan Marine Enterprise Ltd. (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3, File No. 333-188007 (the “Registration Statement”), filed by the Registrant with the Securities and Exchange Commission (the “Commission”), as amended, and all exhibits thereto (collectively, the "Registration Statement"). We request that the Registration Statement be declared effective on June 19, 2013, at 4:00pm Eastern Time or as soon thereafter as is practicable.

The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at +86 591 87271753 or our counsel, William N. Haddad, at (212) 549-0379.

Sincerely,

/s/ Roy Yu

Roy Yu

Chief Financial Officer,

Pingtan Marine Enterprise Ltd.